Exhibit 99.1

New Gold Achieves Commercial Production at Rainy River Mine

TORONTO, Oct. 19, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) is pleased to report that its Rainy River Mine has achieved commercial production, approximately two weeks ahead of schedule.

"Achieving commercial production is a major milestone for New Gold and the Rainy River team," stated Hannes Portmann, President and Chief Executive Officer. "With the hard work, dedication and commitment of our workforce, and the strong support of our local communities and Indigenous partners, we are now focused on continuing to successfully ramp up the operation through the balance of the year."

As previously announced, the Rainy River Mine began processing ore as scheduled on September 14, 2017, and announced its first gold pour on October 6, 2017. In the first 30 days of operation, Rainy River has successfully processed approximately 457,000 tonnes of ore. Inclusive of four days of intentional downtime as part of the commissioning plan, the processing rate averaged 15,200 tonnes per day, or 72% of the 21,000 tonnes per day nameplate capacity. New Gold defines commercial production as exceeding 60% of nameplate capacity over a 30-day period. Importantly, for the period October 1-18, 2017, the processing rate averaged 19,000 tonnes per day, or 90% of nameplate capacity. To date, both grade and recoveries have also been consistent with New Gold's commissioning plan.

About New Gold Inc.

New Gold is an intermediate gold mining company with a portfolio of five producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation.  Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks discussed in the risk factors section in New Gold's latest annual information form.  Although New Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. New Gold does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2017/19/c7773.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:00e 19-OCT-17